Prospectus Supplement                          Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated April 22, 2005)           Registration No. 333-123862



                American Equity Investment Life Holding Company

       $250,000,000 of 5.25% Contingent Convertible Senior Notes due 2024

   $10,000,000 of Series B 5.25% Contingent Convertible Senior Notes due 2024

                                      and

          Shares of Common Stock Issuable Upon Conversion of the Notes


         This prospectus supplement supplements the prospectus dated April 22, 2005, as supplemented by the prospectus supplement dated May 2, 2005, relating to the resale by certain of our securityholders of up to $250,000,000 of our 5.25% Contingent Convertible Senior Notes due 2024, $10,000,000 of our Series B 5.25% Contingent Convertible Senior Notes due 2024 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

         The information appearing under the heading "Selling Securityholders" in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:


                                                 Aggregate        Percentage of
                                             Principal Amount  Aggregate Principal   Number of Shares    Percentage of
                                               of Notes That     Amount of Notes      of Common Stock     Common Stock
Name                                            May Be Sold        Outstanding      That May Be Sold(1)  Outstanding(2)
-------------------------------------------- ----------------   ------------------   -------------------  --------------
ADAR Investment Fund Ltd. ..................       5,500,000          2.12%                 380,096             *
Aristeia International Limited..............       9,350,000          3.60%                 646,164           1.66%
Aristeia Trading LLC........................       1,650,000            *                   114,029             *
Citigroup Global Markets Inc. ..............       4,000,000          1.54%                 276,434             *
Fidelity Management Trust Company on
   behalf of accounts managed by it(6)......          20,000            *                     1,382             *
Fidelity Puritan Trust: Fidelity Balanced
   Fund(7) .................................       1,980,000            *                   136,834             *
HSBC Investments (USA) Inc. ................       2,000,000            *                   138,217             *
Lehman Brothers, Inc. ......................       7,400,000          2.85%                 511,402           1.32%
Radcliffe SPC, Ltd. for and on behalf of
   the Class A Convertible Crossover
   Segregated Portfolio ....................       2,000,000            *                   138,217             *
Susquehanna Capital Group...................       2,500,000            *                   172,771             *
All other holders of notes or future
   transferees, pledgees, donees,
   assignees, or successors of any such
   holders(3)...............................       2,420,000            *                   167,242             *

Total.......................................    $260,000,000           100%              17,968,210(4)        31.90%(5)

_______________
* Represents less than 1%.

(1)  Assumes conversion of all of the holder's notes at a conversion rate of
     69.1085 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under "Description of the Notes -- Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Securities Exchange Act of 1934, as amended, using 38,375,157 shares of common stock outstanding as of February 28, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Represents the number of shares of common stock into which $260,000,000 aggregate principal amount of notes would be convertible at the conversion rate described in footnote 1 above.

(5) Represents the amount which the selling securityholders may sell under this prospectus divided by the sum of the common stock outstanding as of February 28, 2005, plus the 17,968,210 shares of common stock into which the $260,000,000 aggregate principal amount of notes is convertible.

(6) Securities indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 0 shares of the outstanding common stock of the Company as a result of its serving as investment manager of the institutional account(s).

     Edward C. Johnson 3d and FMR Corp., through its control of FMTC, each has sole dispositive power over the securities and sole power to vote or to direct the voting of the securities owned by the institutional account(s) as reported above. These holdings are as of April 29, 2005.

(7) The entity is a registered investment fund (the "Fund") advised by Fidelity Management & Research Company ("FMR Co."), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,822,100 shares of the outstanding common stock of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

     Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the funds each has sole power to dispose of the securities owned by the Fund.

     Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the securities owned directly by the Fund, which power resides with the Fund's Board of Trustees.

     The Fund is an affiliate of a broker-dealer. The Fund purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, the Fund did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or conversion shares. The holdings are as of April 29, 2005.

   Investing in the notes and our common stock issuable upon their conversion involves risks. See "Risk Factors" beginning on page 7 of the prospectus.

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          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
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                         ____________________________

            The date of this prospectus supplement is May 11, 2005.